

June 29, 2012

Via E-mail
Mr. Michael H. Mulroy
Senior Vice President, Chief Financial Officer,
General Counsel and Corporate Secretary
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, CA 92807

Re: **Questcor Pharmaceuticals, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 22, 2012
           File No. 001-14758

Dear Mr. Mulroy:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Results of Operations
Net Sales, page 27

1. You state that your decrease in total sales reserves as a percent of gross revenue was also due to an increased number of vials distributed through your patient assistance program because the free vials do not affect gross revenue and are not considered in your sales reserve model. Please provide us proposed disclosure to include in future filings that clarifies why the increase in number of patients in assistance programs reduces your sales reserves as a percent of gross revenue as it appears that these amounts were excluded from both gross revenue and your sales reserves balance and would therefore have zero impact on ratio. If the patients receiving assistance under this program were previously included in a different sales reserve, such as Medicaid rebates or co-payment assistance, please clarify this in your disclosure.

Revenue Recognition
Medicaid Rebates and the National Health Care Legislation, page 35

2. Based on your disclosure on page 17, it appears that in 2009 your actual rebates were higher than the anticipated amounts of Medicaid rebates related to prior period Acthar usage and therefore, you increased your rebate reserve in the third quarter of 2009 by $4.6 million. You also state on page 34 that you normally receive the rebated invoices between 60 to 90 days after the end of the calendar quarter in which your products were provided, indicating that these rebates were potentially related to periods from the prior fiscal year. The table summarizing the activity in the account for sales-related reserves does not show any adjustment in current Medicaid rebate provision for sale made in prior year. Please tell us why no adjustment was shown.

Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 60

3. Please provide us revised disclosure to include in future filings which discloses your return policy for Acthar. Specifically address the shelf life for the product and whether or not you allow the product to be returned after expiration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant